RECEIVED

2007 JAN -3 P 12:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Smiths Group plc

765 Finchley Road London NW11 8DS

T: 020 8458 3232 F: 020 8458 4380

www.smiths-group.com

07020057

20 December 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

PROCESSED

JAN 0 5 2007

THOMSON FINANCIAL

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

1/4

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

29 NOVEMBER TO 19 DECEMBER 2006

296	29/11/2006 : 18:17:00	Smiths Group PLC - Holding(s) in Company
297	04/12/2006 : 14:59:00	Smiths Group PLC - Major Interests in Shares
298	06/12/2006 : 14:02:00	Smiths Group PLC - Holding(s) in Company
299	14/12/2006 : 10:06:00	Smiths Group PLC - Holding(s) in Company

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	18:17 29-Nov-06
Number	9585M

smiths

29 NOVEMBER 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

   (A) FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND

   (B) FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   NOTIFICATION ON BEHALF OF FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED, OF DISCLOSABLE INTERESTS ARISING UNDER S208(4)(b) OF THE COMPANIES ACT 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

SHAREHOLDER	*SHARES*
STATE STREET HONG KONG	18,500
STATE STREET BANK AND TR CO	315,800
BNP PARISBAS, PARIS	333,500
BANK OF NEW YORK EUROPE LDN	3,198,800
TRUST & CUST SRVCS BK LTD, TOKO	20,260
NOMURA TRUST AND BANKING	37,700
MASTER TRUST BANK OF JAPAN	187,400
ING LUXEMBORUG	20,300
NORTHERN TRUST LONDON	42,900
STATE STREET BANK AUSTRALIA (C	98,400
STATE STR BK AND TR CO LNDN (S	120,920
NORTHERN TRUST LONDON	162,500
JP MORGAN, BOURNEMOUTH	193,900
BROWN BROS HARRIMAN LTD LUX	2,014,244
JP MORGAN, BOURNEMOUTH	4,589,616
BERMUDA TRUST FAR EAST HK	259,304
JP MORGAN, BOURNEMOUTH	7,561,383
MELLON BANK NA	17,300
MELLON BANK NA	35,700
NORTHERN TRUST LONDON	83,700
NORTHERN TRUST CO	102,200
BROWN BROS HARRIMAN AND CO	556,500
STATE STREET BANK AND TR CO	667,500
JPMORGAN CHASE BANK	7,834,157

ROYAL TRUST -TORONTO	20,719
BROWN BROS HARRIMAN AND CO	37,700
CIBC MELLON TRUST	115,480
JPMORGAN CHASE	295,700
BANK OF NEW YORK	371,200
MELLON BANK NA	665,220
NORTHERN TRUST CO	818,200
STATE STREET BANK AND TR CO	1,759,363
DEXIA PRIVATBANK	9,500
SOCIETE GENERALE	42,800
JPMORGAN CHASE BANK	44,600
CHASE MANHTTN BK AG FRNKFRT (S	82,900
MIDLAND SECURITIES SERVICES	124,140
BANKERS TRUST LONDON	215,080
HSBC BANK PLC	489,100
BANK OF NEW YORK BRUSSELS	773,369
MELLON BANK	981,800
STATE STR BK AND TR CO LNDN (S	1,760,719
JP MORGAN, BOURNEMOUTH	2,117,000
NORTHERN TRUST LONDON	3,436,180
JPMORGAN CHASE BANK	2,823,042

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 29 NOVEMBER 2006

12. Total holding following this notification: 45,456,296 SHARES

13. Total percentage holding of issued class following this notification*: 7.98%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: NEIL BURDETT

17. Date of notification: 29 NOVEMBER 2006

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

Close

Company	Smiths Group PLC
TIDM	SMIN
Headline	Major Interests in Shares
Released	14:59 04-Dec-06
Number	1896N

smiths

4 DECEMBER 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: BARCLAYS PLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION BY BARCLAYS PLC OF A NOTIFIABLE INTEREST THROUGH THE LEGAL ENTITIES:
BARCLAYS BANK TRUST COMPANY LTD;
BARCLAYS CAPITAL INC.;
BARCLAYS CAPITAL SECURITIES LTD;
BARCLAYS GLOBAL FUND ADVISORS;
BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD;
BARCLAYS GLOBAL INVESTORS CANADA LTD;
BARCLAYS GLOBAL INVESTORS LTD;
BARCLAYS GLOBAL INVESTORS, N.A.;
BARCLAYS GLOBAL INVESTORS JAPAN LTD;
BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING;
BARCLAYS LIFE ASSURANCE CO LTD;
BARCLAYS PRIVATE BANK AND TRUST LTD;
BARCLAYS PRIVATE BANK LTD; AND
GERRARD LTD

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDER		*SHARES*
BANK OF NEW YORK		40,331
BARCLAYS CAPITAL NOMINEES LTD		8,052,824
BARCLAYS TRUST CO AS EXEC/ADM C		6
BARCLAYS GLOBAL INVESTORS CANADA		42,996
BARCLAYS TRUST CO & OTHERS		3,750
BARCLAYS TRUST CO DMC69		11,500
BARCLAYS TRUST CO E99		251
BARCLAYS TRUST CO R69		60,262
CHASE NOMINEES LTD 16376 A/C		287,004
CHASE NOMINEES LTD 28270 A/C		191,421
CLYDESDALE NOMINEES HGB0125	32349601 a/c	1,689
CLYDESDALE NOMINEES HGB0125	32449201 a/c	4,929
CLYDESDALE NOMINEES HGB0125	59419801 a/c	311
CLYDESDALE NOMINEES HGB0125	59553401 a/c	1,155
CLYDESDALE NOMINEES HGB0125	59571201 a/c	478
CLYDESDALE NOMINEES HGB0125	59710301 a/c	455
CLYDESDALE NOMINEES HGB0125	59732401 a/c	1,633
CLYDESDALE NOMINEES HGB0125	59737501 a/c	1,450
CLYDESDALE NOMINEES HGB0125	59738301 a/c	1,898

CLYDESDALE NOMINEES HGB0125	59744801 a/c	925
CLYDESDALE NOMINEES HGB0125	64544201 a/c	1,288
CLYDESDALE NOMINEES HGB0125	65136101 a/c	519
CLYDESDALE NOMINEES HGB0125	66860401 a/c	412
CLYDESDALE NOMINEES HGB0125	67940101 a/c	6,968
CLYDESDALE NOMINEES HGB0125	69108801 a/c	750
CLYDESDALE NOMINEES HGB0125	69238601 a/c	1,713
CLYDESDALE NOMINEES HGB0125	69340401 a/c	750
CLYDESDALE NOMINEES HGB0125	69732901 a/c	5,352
CLYDESDALE NOMINEES HGB0125	69738801 a/c	501
CLYDESDALE NOMINEES HGB0125	69829501 a/c	823
CLYDESDALE NOMINEES HGB0125	70314001 a/c	477
CLYDESDALE NOMINEES HGB0125	70335301 a/c	992
CLYDESDALE NOMINEES HGB0125	70339601 a/c	623
CLYDESDALE NOMINEES HGB0125	70387601 a/c	502
CLYDESDALE NOMINEES HGB0125	70388401 a/c	691
CLYDESDALE NOMINEES HGB0125	70391401 a/c	407
CLYDESDALE NOMINEES HGB0125	80750701 a/c	2,900
CLYDESDALE NOMINEES HGB0125	80766301 a/c	611
CLYDESDALE NOMINEES HGB0125	83011801 a/c	735
CLYDESDALE NOMINEES HGB0125	86680501 a/c	656
CLYDESDALE NOMINEES HGB0125	88608301 a/c	557
CLYDESDALE NOMINEES HGB0125	120142001 a/c	4,800
CLYDESDALE NOMINEES HGB0125	300000001 a/c	628
CLYDESDALE NOMINEES HGB0125	310007101 a/c	1,222
CLYDESDALE NOMINEES HGB0125	310042001 a/c	741
CLYDESDALE NOMINEES HGB0125	310092601 a/c	1,723
CLYDESDALE NOMINEES HGB0125	310128001 a/c	857
CLYDESDALE NOMINEES HGB0125	310186801 a/c	542
CLYDESDALE NOMINEES HGB0125	310205801 a/c	446
CLYDESDALE NOMINEES HGB0125	310231701 a/c	505
CLYDESDALE NOMINEES HGB0125	310246501 a/c	6,825
CLYDESDALE NOMINEES HGB0125	310254601 a/c	1,013
CLYDESDALE NOMINEES HGB0125	310255401 a/c	5,940
CLYDESDALE NOMINEES HGB0125	310266001 a/c	362
CLYDESDALE NOMINEES HGB0125	310311901 a/c	660
CLYDESDALE NOMINEES HGB0125	310589801 a/c	323
CLYDESDALE NOMINEES HGB0125	310590101 a/c	331
CLYDESDALE NOMINEES HGB0125	310594401 a/c	565
CLYDESDALE NOMINEES HGB0125	700009301 a/c	729
CLYDESDALE NOMINEES HGB0125	700066201 a/c	578
CLYDESDALE NOMINEES HGB0125	700083201 a/c	432
CLYDESDALE NOMINEES HGB0125	700106501 a/c	583
CLYDESDALE NOMINEES HGB0125	59579802 a/c	1,013
CLYDESDALE NOMINEES HGB0125	70160102 a/c	1,175
CLYDESDALE NOMINEES HGB0125	70383302 a/c	2,719
CLYDESDALE NOMINEES HGB0125	87093402 a/c	1,176
CLYDESDALE NOMINEES HGB0125	310594402 a/c	165
CLYDESDALE NOMINEES HGB0125	700207002 a/c	2,237
CLYDESDALE NOMINEES HGB0125	70309403 a/c	534
CLYDESDALE NOMINEES HGB0125	87093403 a/c	434
DURLACHER NOMINEES LIMITED		37,378
GERRARD NOMINEES LIMITED 602394 A/C		860
GERRARD NOMINEES LIMITED 602698 A/C		475
GERRARD NOMINEES LIMITED 603856 A/C		3,040
GERRARD NOMINEES LIMITED 631118 A/C		4,000
GERRARD NOMINEES LIMITED 643975 A/C		1,800
GERRARD NOMINEES LIMITED 659442 A/C		650
GERRARD NOMINEES LIMITED 659792 A/C		640
GERRARD NOMINEES LIMITED 660137 A/C		500

GERRARD NOMINEES LIMITED 660302 A/C	1,500
GERRARD NOMINEES LIMITED 660318 A/C	14,500
GERRARD NOMINEES LIMITED 660430 A/C	230
GERRARD NOMINEES LIMITED 660632 A/C	1,000
GERRARD NOMINEES LIMITED 660758 A/C	6,000
GERRARD NOMINEES LIMITED 660851 A/C	6,500
GERRARD NOMINEES LIMITED 660968 A/C	713
GERRARD NOMINEES LIMITED 768557 A/C	3,350
GERRARD NOMINEES LIMITED 770101 A/C	2,500
GERRARD NOMINEES LIMITED 781271 A/C	3,000
GRIEG MIDDLETON NOMINEES LIMITED	276,812
GRIEG MIDDLETON NOMINEES LIMITED 126066DA A/C	400
GRIEG MIDDLETON NOMINEES LIMITED 523475DN A/C	50,000
INVESTORS BANK AND TRUST CO.	5,573,225
JP MORGAN (BGI CUSTODY) 16331 A/C	141,498
JP MORGAN (BGI CUSTODY) 16338 A/C	32,914
JP MORGAN (BGI CUSTODY) 16341 A/C	310,734
JP MORGAN (BGI CUSTODY) 16342 A/C	74,836
JP MORGAN (BGI CUSTODY) 16400 A/C	4,277,008
JP MORGAN (BGI CUSTODY) 17011 A/C	9,834
JP MORGAN (BGI CUSTODY) 18408 A/C	44,286
JPMORGAN CHASE BANK	750,153
MELLON TRUST - US CUSTODIAN/	20,274
MITSUI ASSET	9,722
R C GREIG NOMINEES LTD	1,854,589
R C GREIG NOMINEES LTD GP1 A/C	177,753
R C GREIG NOMINEES LTD SA1 A/C	107,326
R C GREIG NOMINEES LTD AK1 A/C	579,324
R C GREIG NOMINEES LTD BL1 A/C	135,980
R C GREIG NOMINEES LTD CM1 A/C	69,565
REFLEX NOMINEES LTD	157
STATE STREET BOSTON	267,069
TRUST & CUSTODY SERVICES BANK	8,221
ZEBAN NOMINEES LTD	324,203

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 4 DECEMBER 2006

12. Total holding following this notification: 23,957,272 SHARES (AT 29 NOVEMBER 2006)

13. Total percentage holding of issued class following this notification*: 4.207%

14. Any additional information

15. Name of contact and telephone number for queries: GUY NORRIS - 020 8457 8326

16. Name and signature of authorised company official responsible for making this notification: GUY NORRIS

17. Date of notification: 4 DECEMBER 2006

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

Close

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	14:02 06-Dec-06
Number	3702N

smiths

6 DECEMBER 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: BARCLAYS PLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NOTIFICATION BY BARCLAYS PLC OF A NOTIFIABLE INTEREST THROUGH THE LEGAL ENTITIES:
   BARCLAYS BANK TRUST COMPANY LTD;
   BARCLAYS CAPITAL INC.;
   BARCLAYS CAPITAL SECURITIES LTD;
   BARCLAYS GLOBAL FUND ADVISORS;
   BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD;
   BARCLAYS GLOBAL INVESTORS CANADA LTD;
   BARCLAYS GLOBAL INVESTORS LTD;
   BARCLAYS GLOBAL INVESTORS, N.A.;
   BARCLAYS GLOBAL INVESTORS JAPAN LTD;
   BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING;
   BARCLAYS LIFE ASSURANCE CO LTD;
   BARCLAYS PRIVATE BANK AND TRUST LTD;
   BARCLAYS PRIVATE BANK LTD; AND
   GERRARD LTD

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDER		*SHARES*
BANK OF NEW YORK		40,331
BARCLAYS CAPITAL NOMINEES LTD		4,393,637
BARCLAYS TRUST CO AS EXEC/ADM C		6
BARCLAYS GLOBAL INVESTORS CANADA		45,382
BARCLAYS TRUST CO & OTHERS		3,750
BARCLAYS TRUST CO DMC69		11,500
BARCLAYS TRUST CO E99		251
BARCLAYS TRUST CO R69		60,262
CHASE NOMINEES LTD 16376 A/C		287,004
CHASE NOMINEES LTD 28270 A/C		191,421
CLYDESDALE NOMINEES HGB0125	32349601 A/C	1,689
CLYDESDALE NOMINEES HGB0125	32449201 A/C	4,929
CLYDESDALE NOMINEES HGB0125	59419801 A/C	311
CLYDESDALE NOMINEES HGB0125	59553401 A/C	1,155
CLYDESDALE NOMINEES HGB0125	59571201 A/C	478
CLYDESDALE NOMINEES HGB0125	59710301 A/C	455
CLYDESDALE NOMINEES HGB0125	59732401 A/C	1,633
CLYDESDALE NOMINEES HGB0125	59737501 A/C	1,450

CLYDESDALE NOMINEES HGB0125	59738301 A/C	1,898
CLYDESDALE NOMINEES HGB0125	59744801 A/C	925
CLYDESDALE NOMINEES HGB0125	64544201 A/C	1,288
CLYDESDALE NOMINEES HGB0125	65136101 A/C	519
CLYDESDALE NOMINEES HGB0125	66860401 A/C	412
CLYDESDALE NOMINEES HGB0125	67940101 A/C	6,968
CLYDESDALE NOMINEES HGB0125	69108801 A/C	750
CLYDESDALE NOMINEES HGB0125	69238601 A/C	1,713
CLYDESDALE NOMINEES HGB0125	69340401 A/C	750
CLYDESDALE NOMINEES HGB0125	69732901 A/C	5,352
CLYDESDALE NOMINEES HGB0125	69738801 A/C	501
CLYDESDALE NOMINEES HGB0125	69829501 A/C	823
CLYDESDALE NOMINEES HGB0125	70314001 A/C	477
CLYDESDALE NOMINEES HGB0125	70335301 A/C	992
CLYDESDALE NOMINEES HGB0125	70339601 A/C	623
CLYDESDALE NOMINEES HGB0125	70387601 A/C	502
CLYDESDALE NOMINEES HGB0125	70388401 A/C	691
CLYDESDALE NOMINEES HGB0125	70391401 A/C	407
CLYDESDALE NOMINEES HGB0125	80750701 A/C	2,900
CLYDESDALE NOMINEES HGB0125	80766301 A/C	611
CLYDESDALE NOMINEES HGB0125	83011801 A/C	735
CLYDESDALE NOMINEES HGB0125	86680501 A/C	656
CLYDESDALE NOMINEES HGB0125	88608301 A/C	557
CLYDESDALE NOMINEES HGB0125	120142001 A/C	4,800
CLYDESDALE NOMINEES HGB0125	300000001 A/C	628
CLYDESDALE NOMINEES HGB0125	310007101 A/C	1,222
CLYDESDALE NOMINEES HGB0125	310042001 A/C	741
CLYDESDALE NOMINEES HGB0125	310092601 A/C	1,723
CLYDESDALE NOMINEES HGB0125	310128001 A/C	857
CLYDESDALE NOMINEES HGB0125	310186801 A/C	542
CLYDESDALE NOMINEES HGB0125	310205801 A/C	446
CLYDESDALE NOMINEES HGB0125	310231701 A/C	505
CLYDESDALE NOMINEES HGB0125	310246501 A/C	6,825
CLYDESDALE NOMINEES HGB0125	310254601 A/C	1,013
CLYDESDALE NOMINEES HGB0125	310255401 A/C	5,940
CLYDESDALE NOMINEES HGB0125	310266001 A/C	362
CLYDESDALE NOMINEES HGB0125	310311901 A/C	660
CLYDESDALE NOMINEES HGB0125	310589801 A/C	323
CLYDESDALE NOMINEES HGB0125	310590101 A/C	331
CLYDESDALE NOMINEES HGB0125	310594401 A/C	565
CLYDESDALE NOMINEES HGB0125	700009301 A/C	729
CLYDESDALE NOMINEES HGB0125	700066201 A/C	578
CLYDESDALE NOMINEES HGB0125	700083201 A/C	432
CLYDESDALE NOMINEES HGB0125	700106501 A/C	583
CLYDESDALE NOMINEES HGB0125	59579802 A/C	1,013
CLYDESDALE NOMINEES HGB0125	70160102 A/C	1,175
CLYDESDALE NOMINEES HGB0125	70383302 A/C	2,719
CLYDESDALE NOMINEES HGB0125	87093402 A/C	1,176
CLYDESDALE NOMINEES HGB0125	310594402 A/C	165
CLYDESDALE NOMINEES HGB0125	700207002 A/C	2,237
CLYDESDALE NOMINEES HGB0125	70309403 A/C	534
CLYDESDALE NOMINEES HGB0125	87093403 A/C	434
DURLACHER NOMINEES LIMITED		85,543
GERRARD NOMINEES LIMITED 602394 A/C		860
GERRARD NOMINEES LIMITED 602698 A/C		475
GERRARD NOMINEES LIMITED 603856 A/C		3,040
GERRARD NOMINEES LIMITED 622124 A/C		1,000
GERRARD NOMINEES LIMITED 631118 A/C		4,000
GERRARD NOMINEES LIMITED 643975 A/C		1,800
GERRARD NOMINEES LIMITED 659442 A/C		650

GERRARD NOMINEES LIMITED 659792 A/C	640
GERRARD NOMINEES LIMITED 660137 A/C	500
GERRARD NOMINEES LIMITED 660302 A/C	1,500
GERRARD NOMINEES LIMITED 660318 A/C	14,500
GERRARD NOMINEES LIMITED 660430 A/C	230
GERRARD NOMINEES LIMITED 660632 A/C	1,000
GERRARD NOMINEES LIMITED 660758 A/C	6,000
GERRARD NOMINEES LIMITED 660851 A/C	6,500
GERRARD NOMINEES LIMITED 660968 A/C	713
GERRARD NOMINEES LIMITED 768557 A/C	3,350
GERRARD NOMINEES LIMITED 770101 A/C	2,500
GERRARD NOMINEES LIMITED 781271 A/C	3,000
GRIEG MIDDLETON NOMINEES LIMITED	276,812
GRIEG MIDDLETON NOMINEES LIMITED 126066DA A/C	400
GRIEG MIDDLETON NOMINEES LIMITED 523475DN A/C	50,000
INVESTORS BANK AND TRUST CO.	5,613,031
JP MORGAN (BGI CUSTODY) 16331 A/C	141,498
JP MORGAN (BGI CUSTODY) 16338 A/C	32,914
JP MORGAN (BGI CUSTODY) 16341 A/C	310,734
JP MORGAN (BGI CUSTODY) 16342 A/C	74,836
JP MORGAN (BGI CUSTODY) 16400 A/C	4,249,437
JP MORGAN (BGI CUSTODY) 17011 A/C	9,834
JP MORGAN (BGI CUSTODY) 18408 A/C	44,286
JPMORGAN CHASE BANK	756,163
MELLON TRUST - US CUSTODIAN/	20,274
MITSUI ASSET	10,064
R C GREIG NOMINEES LTD	1,856,479
R C GREIG NOMINEES LTD GP1 A/C	178,433
R C GREIG NOMINEES LTD SA1 A/C	107,651
R C GREIG NOMINEES LTD AK1 A/C	581,524
R C GREIG NOMINEES LTD BL1 A/C	137,130
R C GREIG NOMINEES LTD CM1 A/C	69,565
REFLEX NOMINEES LTD	157
STATE STREET BOSTON	267,069
TRUST & CUSTODY SERVICES BANK	8,221
ZEBAN NOMINEES LTD	324,644

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 6 DECEMBER 2006

12. Total holding following this notification: 20,374,909 SHARES (AT 1 DECEMBER 2006)

13. Total percentage holding of issued class following this notification*: 3.578%

14. Any additional information

15. Name of contact and telephone number for queries: GUY NORRIS - 020 8457 8326

16. Name and signature of authorised company official responsible for making this notification: GUY NORRIS

17. Date of notification: 6 DECEMBER 2006

* *any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

Close

Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	10:06 14-Dec-06
Number	8788N

RECEIVED
2007 JAN -3 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

14 DECEMBER 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: BARCLAYS PLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION BY BARCLAYS PLC OF A NOTIFIABLE INTEREST THROUGH THE LEGAL ENTITIES:
BARCLAYS BANK TRUST COMPANY LTD;
BARCLAYS CAPITAL INC.;
BARCLAYS CAPITAL SECURITIES LTD;
BARCLAYS GLOBAL FUND ADVISORS;
BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD;
BARCLAYS GLOBAL INVESTORS CANADA LTD;
BARCLAYS GLOBAL INVESTORS LTD;
BARCLAYS GLOBAL INVESTORS, N.A.;
BARCLAYS GLOBAL INVESTORS JAPAN LTD;
BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING;
BARCLAYS LIFE ASSURANCE CO LTD;
BARCLAYS PRIVATE BANK AND TRUST LTD;
BARCLAYS PRIVATE BANK LTD; AND
GERRARD LTD

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDER		*SHARES*
BANK OF NEW YORK		40,331
BARCLAYS CAPITAL NOMINEES LTD		4,393,637
BARCLAYS TRUST CO AS EXEC/ADM C		6
BARCLAYS GLOBAL INVESTORS CANADA		45,382
BARCLAYS TRUST CO & OTHERS		3,750
BARCLAYS TRUST CO DMC69		11,500
BARCLAYS TRUST CO E99		251
BARCLAYS TRUST CO R69		60,262
CHASE NOMINEES LTD 16376 A/C		287,004
CHASE NOMINEES LTD 28270 A/C		191,421
CLYDESDALE NOMINEES HGB0125	32349601 A/C	1,689
CLYDESDALE NOMINEES HGB0125	32449201 A/C	4,929
CLYDESDALE NOMINEES HGB0125	59419801 A/C	311
CLYDESDALE NOMINEES HGB0125	59553401 A/C	1,155
CLYDESDALE NOMINEES HGB0125	59571201 A/C	478
CLYDESDALE NOMINEES HGB0125	59710301 A/C	455
CLYDESDALE NOMINEES HGB0125	59732401 A/C	1,633
CLYDESDALE NOMINEES HGB0125	59737501 A/C	1,450

CLYDESDALE NOMINEES HGB0125	59738301 A/C	1,898
CLYDESDALE NOMINEES HGB0125	59744801 A/C	925
CLYDESDALE NOMINEES HGB0125	64544201 A/C	1,288
CLYDESDALE NOMINEES HGB0125	65136101 A/C	519
CLYDESDALE NOMINEES HGB0125	66860401 A/C	412
CLYDESDALE NOMINEES HGB0125	67940101 A/C	6,968
CLYDESDALE NOMINEES HGB0125	69108801 A/C	750
CLYDESDALE NOMINEES HGB0125	69238601 A/C	1,713
CLYDESDALE NOMINEES HGB0125	69340401 A/C	750
CLYDESDALE NOMINEES HGB0125	69732901 A/C	5,352
CLYDESDALE NOMINEES HGB0125	69738801 A/C	501
CLYDESDALE NOMINEES HGB0125	69829501 A/C	823
CLYDESDALE NOMINEES HGB0125	70314001 A/C	477
CLYDESDALE NOMINEES HGB0125	70335301 A/C	992
CLYDESDALE NOMINEES HGB0125	70339601 A/C	623
CLYDESDALE NOMINEES HGB0125	70387601 A/C	502
CLYDESDALE NOMINEES HGB0125	70388401 A/C	691
CLYDESDALE NOMINEES HGB0125	70391401 A/C	407
CLYDESDALE NOMINEES HGB0125	80750701 A/C	2,900
CLYDESDALE NOMINEES HGB0125	80766301 A/C	611
CLYDESDALE NOMINEES HGB0125	83011801 A/C	735
CLYDESDALE NOMINEES HGB0125	86680501 A/C	656
CLYDESDALE NOMINEES HGB0125	88608301 A/C	557
CLYDESDALE NOMINEES HGB0125	120142001 A/C	4,800
CLYDESDALE NOMINEES HGB0125	300000001 A/C	628
CLYDESDALE NOMINEES HGB0125	310007101 A/C	1,222
CLYDESDALE NOMINEES HGB0125	310042001 A/C	741
CLYDESDALE NOMINEES HGB0125	310092601 A/C	1,723
CLYDESDALE NOMINEES HGB0125	310128001 A/C	857
CLYDESDALE NOMINEES HGB0125	310186801 A/C	542
CLYDESDALE NOMINEES HGB0125	310205801 A/C	446
CLYDESDALE NOMINEES HGB0125	310231701 A/C	505
CLYDESDALE NOMINEES HGB0125	310246501 A/C	6,825
CLYDESDALE NOMINEES HGB0125	310254601 A/C	1,013
CLYDESDALE NOMINEES HGB0125	310255401 A/C	5,940
CLYDESDALE NOMINEES HGB0125	310266001 A/C	362
CLYDESDALE NOMINEES HGB0125	310311901 A/C	660
CLYDESDALE NOMINEES HGB0125	310589801 A/C	323
CLYDESDALE NOMINEES HGB0125	310590101 A/C	331
CLYDESDALE NOMINEES HGB0125	310594401 A/C	565
CLYDESDALE NOMINEES HGB0125	700009301 A/C	729
CLYDESDALE NOMINEES HGB0125	700066201 A/C	578
CLYDESDALE NOMINEES HGB0125	700083201 A/C	432
CLYDESDALE NOMINEES HGB0125	700106501 A/C	583
CLYDESDALE NOMINEES HGB0125	59579802 A/C	1,013
CLYDESDALE NOMINEES HGB0125	70160102 A/C	1,175
CLYDESDALE NOMINEES HGB0125	70383302 A/C	2,719
CLYDESDALE NOMINEES HGB0125	87093402 A/C	1,176
CLYDESDALE NOMINEES HGB0125	310594402 A/C	165
CLYDESDALE NOMINEES HGB0125	700207002 A/C	2,237
CLYDESDALE NOMINEES HGB0125	70309403 A/C	534
CLYDESDALE NOMINEES HGB0125	87093403 A/C	434
DURLACHER NOMINEES LIMITED		85,543
GERRARD NOMINEES LIMITED 602394 A/C		860
GERRARD NOMINEES LIMITED 602698 A/C		475
GERRARD NOMINEES LIMITED 603856 A/C		3,040
GERRARD NOMINEES LIMITED 622124 A/C		1,000
GERRARD NOMINEES LIMITED 631118 A/C		4,000
GERRARD NOMINEES LIMITED 643975 A/C		1,800
GERRARD NOMINEES LIMITED 659442 A/C		650

GERRARD NOMINEES LIMITED 659792 A/C	640
GERRARD NOMINEES LIMITED 660137 A/C	500
GERRARD NOMINEES LIMITED 660302 A/C	1,500
GERRARD NOMINEES LIMITED 660318 A/C	14,500
GERRARD NOMINEES LIMITED 660430 A/C	230
GERRARD NOMINEES LIMITED 660632 A/C	1,000
GERRARD NOMINEES LIMITED 660758 A/C	6,000
GERRARD NOMINEES LIMITED 660851 A/C	6,500
GERRARD NOMINEES LIMITED 660968 A/C	713
GERRARD NOMINEES LIMITED 768557 A/C	3,350
GERRARD NOMINEES LIMITED 770101 A/C	2,500
GERRARD NOMINEES LIMITED 781271 A/C	3,000
GRIEG MIDDLETON NOMINEES LIMITED	276,812
GRIEG MIDDLETON NOMINEES LIMITED 126066DA A/C	400
GRIEG MIDDLETON NOMINEES LIMITED 523475DN A/C	50,000
INVESTORS BANK AND TRUST CO.	5,613,031
JP MORGAN (BGI CUSTODY) 16331 A/C	141,498
JP MORGAN (BGI CUSTODY) 16338 A/C	32,914
JP MORGAN (BGI CUSTODY) 16341 A/C	310,734
JP MORGAN (BGI CUSTODY) 16342 A/C	74,836
JP MORGAN (BGI CUSTODY) 16400 A/C	4,249,437
JP MORGAN (BGI CUSTODY) 17011 A/C	9,834
JP MORGAN (BGI CUSTODY) 18408 A/C	44,286
JPMORGAN CHASE BANK	756,163
MELLON TRUST - US CUSTODIAN/	20,274
MITSUI ASSET	10,064
R C GREIG NOMINEES LTD	1,856,479
R C GREIG NOMINEES LTD GP1 A/C	178,433
R C GREIG NOMINEES LTD SA1 A/C	107,651
R C GREIG NOMINEES LTD AK1 A/C	581,524
R C GREIG NOMINEES LTD BL1 A/C	137,130
R C GREIG NOMINEES LTD CM1 A/C	69,565
REFLEX NOMINEES LTD	157
STATE STREET BOSTON	267,069
TRUST & CUSTODY SERVICES BANK	8,221
ZEBAN NOMINEES LTD	324,644

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 6 DECEMBER 2006

12. Total holding following this notification: 20,374,909 SHARES (AT 1 DECEMBER 2006)

13. Total percentage holding of issued class following this notification*: 3.578%

14. Any additional information

15. Name of contact and telephone number for queries: GUY NORRIS - 020 8457 8326

16. Name and signature of authorised company official responsible for making this notification: GUY NORRIS

17. Date of notification: 14 DECEMBER 2006

* *any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

Close

DOCUMENTS FILED WITH COMPANIES HOUSE

29 NOVEMBER TO 19 DECEMBER 2006

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

Form 288a (Appointment of a director)

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	16,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	669p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2 R 6DA	Class of shares allotted Ordinary	Number allotted 16,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **16,500**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 09/11/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS , THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KC/E12201 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	06	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	9,000	5,600	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Mr Simon R Roberts Address 17 Pine Croft, Marlow Postcode SL7 3BJ	Class of shares allotted Ordinary	Number alloted 682
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **682**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant **Date** 15/11/2006

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day 22	Month 11	Year 2006	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,394	1,563	1,182
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	645.00p	554.00p	525.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*						

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,827		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	704.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Title	Forename(s)	Surname	Address					Postcode	Shares Allotted
MR	PAUL	BANFIELD	34K CUNNINGHAM CRESCENT	BOURNEMOUTH	DORSET			BH11 8DX	269
MR	IAN MICHAEL	BAREHAM	25 DURRINGTON ROAD	BOURNEMOUTH	DORSET			BH7 6PU	504
MR	CLIFFORD	COOPER	2A SEYMOUR ROAD	RINGWOOD	HANTS			BH24 1SG	447
MR	CLIFFORD	COOPER	2A SEYMOUR ROAD	RINGWOOD	HANTS			BH24 1SG	230
MR	MICHAEL ARTHUR	ENGLISH	2 HURN WAY	CHRISTCHURCH	DORSET			BH23 2PA	420
MR	MICHAEL ARTHUR	ENGLISH	2 HURN WAY	CHRISTCHURCH	DORSET			BH23 2PA	372
MR	MICHAEL ARTHUR	ENGLISH	2 HURN WAY	CHRISTCHURCH	DORSET			BH23 2PA	269
MR	MICHAEL ARTHUR	ENGLISH	2 HURN WAY	CHRISTCHURCH	DORSET			BH23 2PA	230
MR	NEIL	FARLEY	23 CLAREMONT ROAD	CHARMINSTER	BOURNEMOUTH	DORSET		BH9 3ES	23
MR	DANNY	GREENSLADE	22 ALBION ROAD	CHRISTCHURCH	DORSET			BH23 2JQ	210
MR	DANNY	GREENSLADE	22 ALBION ROAD	CHRISTCHURCH	DORSET			BH23 2JQ	372
MR	DANNY	GREENSLADE	22 ALBION ROAD	CHRISTCHURCH	DORSET			BH23 2JQ	215
MR	DANNY	GREENSLADE	22 ALBION ROAD	CHRISTCHURCH	DORSET			BH23 2JQ	80
MR	BRIAN	HEWITT	31 THE BUTTERY	CHRISTCHURCH	DORSET			BH23 1LF	115
MR	MICHAEL HUGH	LANHAM	43 SWANMORE ROAD	BOSCOMBE EAST	BOURNEMOUTH	DORSET		BH7 6PD	188
MR	MICHAEL HUGH	LANHAM	43 SWANMORE ROAD	BOSCOMBE EAST	BOURNEMOUTH	DORSET		BH7 6PD	494
MR	KEITH	ROBERTS	4 CROSS WAY	CHRISTCHURCH	DORSET			BH23 2PJ	840
MR	PAUL ASHLEY	TATLER	71 NORMANHURST AVENUE	QUEENS PARK	BOURNEMOUTH	DORSET		BH8 9NW	252
MR	STEPHEN ANTHONY	WATSON	2 MAPLE DRIVE	FERNDOWN	DORSET			BH22 0ST	168
MR	STEPHEN ANTHONY	WATSON	2 MAPLE DRIVE	FERNDOWN	DORSET			BH22 0ST	372
MR	STEPHEN ANTHONY	WATSON	2 MAPLE DRIVE	FERNDOWN	DORSET			BH22 0ST	161
MR	STEPHEN ANTHONY	WATSON	2 MAPLE DRIVE	FERNDOWN	DORSET			BH22 0ST	46
MR	DESMOND CHARLES	WHITNEY	30 HILLSIDE DRIVE	CHRISTCHURCH	DORSET			BH23 2RU	80
MR	DESMOND CHARLES	WHITNEY	30 HILLSIDE DRIVE	CHRISTCHURCH	DORSET			BH23 2RU	34
MRS	ALISON CHRISTINE	WILKINSON	GLENWOOD	2 NEW ROAD	ASHURST	SOUTHAMPTON	HANTS	SO40 7BS	575
								TOTAL	6,966

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	555	2,060	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	554.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**CONTINUED**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 6/12/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc. (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

Return of Allotment of Share:

:HFPO83

:ompany Number: 137013

:ompany name in full: SMITHS GROUP PLC

;hares allotted (including bonus shares):

)ate or period during which hares were allotted
'f shares were allotted on one date nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	12	2006			

:lass of shares *ordinary or preference etc)*	Ordinary		
lumber allotted	161		
lominal value of each share	25p		
,mount (if any) paid or due on each hare *(including any share premium)*	525.00p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

' the allotted shares are fully or partly paid up otherwise than in cash please state:

; that each share is to be eated as paid up	100%		

onsideration for which ie shares were allotted
'his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ontract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	Mr Peter William Calleja-Gera	Class of shares allotted	Number alloted
Address	8 Laurence Close, Shurdington, Cheltenham. Gloucestershire.	Ordinary	1,023
Postcode	GL51 4SZ		

Name	Mrs Dyan Sarah Campling	Class of shares allotted	Number alloted
Address	279 Prestbury Road, Cheltenham, Gloucestershire.	Ordinary	341
Postcode			

Name	Mr Michael James Daffin	Class of shares allotted	Number alloted
Address	20 Laurel Avenue, Evesham, Worcestershire.	Ordinary	413
Postcode	WR11 1YQ		

Name	Mr Andrew Neil Irwin	Class of shares allotted	Number allotted
Address	138 Bradshaw Road, Bolton, Lancashire.	Ordinary	388
Postcode	BL2 3EN		

Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**2,165**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 6/12/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	509	1,110	1,705
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	721.00p	608.00p	554.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Mr Peter Madden Address 30 Childwall Road, Wavertree, Liverpool Postcode L15 6UU	Class of shares allotted Ordinary	Number alloted 509
Name Mr Anton Marcel Bax Address Orchard Cottage, Long Green, Forthampton, Gloucester Postcode GL19 4QW	Class of shares allotted Ordinary	Number alloted 1,110
Name Mrs Ratan Kanti Halai Address 156 Cairnfield Avenue, Neasden, London Postcode NW2 7PJ	Class of shares allotted Ordinary	Number alloted 1,705
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **3,324**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	16,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	669p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 16,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **16,500**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 11/12/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXECAL/12948 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	33,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	669p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited a/c ESOS part ID 142CN Address: 20 Moorgate, London UK Postcode: EC2R 6DA	Class of shares allotted: Ordinary	Number allotted: 33,500
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted: **TOTAL**	Number allotted: **33,500**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 28/11/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/E12625 Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	Month	Year	To Day	Month	Year
	08	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,000	7,446	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	669p	790p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	17,446
UK Postcode EC2 R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**17,466**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 10/11/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/KC/E12234 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	774p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 10,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **10,000**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant **Date** 14/11/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E12261/LB Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,229	2,519	2,820
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	750p	790p	858.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 8,568
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **8,568**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 15/12/06.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E12733 Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	49,750	50,000	3,096
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	950p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted: Ordinary	Number allotted: 102,846
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted: **TOTAL**	Number allotted: **102,846**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 15/12/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/E12977	Tel: 01903 833874
DX number	DX exchange

smiths
bringing technology to life

Special Resolutions passed at the ninety second Annual General Meeting of Smiths Group plc held on 21 November 2006

Special resolution :

That the directors be and are hereby authorised to allot equity securities for cash :
(a) in accordance with article 7 of the Company's Articles of Association; and
(b) within section 94(3A) of the Companies Act 1985 as if section 89(1) of the Act did not apply provided that the powers under paragraph (a) above (other than in connection with a rights issue) and paragraph (b) above shall be limited to the allotment of equity securities having a maximum nominal amount of £7,094,632 (such authorities to expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 20 February 2008) and that all previous authorities under section 95 of the Act shall cease to have effect.

Special resolution :

That, in accordance with Article 11 of the Articles of Association of the Company, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 25p each in the capital of the Company ("ordinary shares") on such terms and in such manner as the directors of the Company may determine provided that :
(a) the maximum number of ordinary shares hereby authorised to be purchased is 56,757,054;
(b) the minimum price which may be paid for an ordinary share is 25p per ordinary share;
(c) the maximum price which may be paid for an ordinary share shall not be more than the higher of 5 per cent above the average middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003;
(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 20 February 2008; and
(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

Special resolution :

The articles of association set out in the document produced to the meeting (and signed by the Chairman for the purpose of identification) be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, all existing articles of association.

D H Brydon
Chairman

Certified a True Copy

[signature]
....

G M Norris - Deputy Group Secretary
22 November 2006

DATACARE SOFTWARE GROUP

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 137013

Company Name in full SMITHS GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	27	11	2006	†Date of Birth	25	05	1956

Appointment form

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): STUART JOHN

Surname: CHAMBERS

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 765 FINCHLEY ROAD

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Post town: LONDON Postcode: NW11 8DS

County / Region: Country: ENGLAND

†Nationality: British †Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 30.11.2006

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 30.11.2006

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form May 2004

Company Number 137013

† Directors only.

†Other directorships

N.W.B.L.T. ENTERPRISES LIMITED
NORTH WEST BUSINESS LEADERSHIP TEAM LIMITED
NSG UK ENTERPRISES LIMITED
PILKINGTON GROUP LIMITED
ASSOCIATED BRITISH PORTS HOLDINGS LIMITED, resigned on 14/08/2006
CONSTRUCTION PRODUCTS ASSOCIATION, resigned on 30/04/2003

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.